05041977

RECD S.E.C.
JUN 27 2005
803

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 18083 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING May 1, 2004 (MM/DD/YY) AND ENDING April 30, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Domestic Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 Youree Drive, Suite 350
(No. and Street)

Shreveport (City) LA (State) 71104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Betty C. Williams 318-868-3655
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Post & Ford
(Name – *if individual, state last, first, middle name*)

812 Brookhollow Drive (Address) Shreveport (City) LA (State) 71115 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 0 6 2005
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Mark F. Preddy, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Domestic Financial Services, Inc., as of April 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mark F. Preddy Sr

Signature

Vice President

Title

BETTY C. WILLIAMS, NOTARY PUBLIC
BOSSIER PARISH, LOUISIANA
MY COMMISSION IS FOR LIFE
NOTARY ID # 025680

Betty C. Williams

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# POST & FORD

A Corporation of Certified Public Accountants
812 Brookhollow Drive
Shreveport, Louisiana 71105
(318) 798-8885 FAX (318) 798-8881
E Mail: pfgcpas@aol.com


To the Board of Directors of
Domestic Financial Services, Inc.

In planning and performing our audit of the financial statements of Domestic Financial Services, Inc. for the year ended April 30, 2005 and 2004, we considered the Company's internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the company financial statements and not to provide assurance on the internal control structure.

The management of Domestic Financial Services, Inc. is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management authorization and recorded properly to permit the preparation of financial statements in accordance with the income tax basis of accounting. Because of inherent limitations in any internal control structure, errors, irregularities, or instances of non compliance may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

For the internal control structure categories, we obtained an understanding of the design of relevant policies and procedures and determined whether they have been placed in operation, and we assessed control risk.

We performed tests of controls, as required, to evaluate the effectiveness of the design and operation of internal control structure policies and procedures that we considered relevant to preventing or detecting material noncompliance. Our procedures were less in scope than would be necessary to render an opinion on internal control structure policy and procedures. Accordingly, we do not express such an opinion.

A material weakness is a condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited or that may occur, and not be detected within a timely period by employees in the normal course of performing their assigned functions. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above.

We noted one matter that we consider to be reportable condition under standards established by the American Institute of Certified Public Accountants. Reportable condition involves matters coming to our attention relating to significant deficiencies in the design or operation of the internal control structure that, in our judgment, could adversely affect the organization's ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements.

Based on the inherent limitation of control structure design due to the limited number of personnel involved in the control system, we noted an absence of segregation of duties consistent with appropriate control objectives.

However, management must consider in the design of such system the cost effectiveness of the design of such a system.

This report is intended solely for the information and use of the Board of Directors, management and appropriate regulatory agencies.

Post + Lano

Shreveport, Louisiana
June 10, 2005

# DOMESTIC FINANCIAL SERVICES, INC.

AUDITED FINANCIAL STATEMENTS
(With Additional Information)

YEARS ENDED APRIL 30, 2005 AND 2004

CONTENTS

Page

Organization and Business ..... 3

Independent Auditor's Report ..... 4

Financial Statements:

Balance Sheets ..... 5

Statements of Income ..... 6

Statements of Changes in Stockholder's Equity ..... 7

Statements of Cash Flows ..... 8

Statements of Changes in Liabilities Subordinated to Claims of General Creditors ..... 9

Notes to Financial Statements ..... 10-11

Additional Information:

Report on Additional Information ..... 12

Computation of Net Capital Under Rule 15c3-1 ..... 13

Notes to Additional Information ..... 14

DOMESTIC FINANCIAL SERVICES, INC.
ORGANIZATION AND BUSINESS

State and date of incorporation

Louisiana - May 28, 1974

Office

Shreveport, Louisiana

Business

Broker-dealer of securities and oil and gas drilling programs.

# POST & FORD

A Corporation of Certified Public Accountants
812 Brookhollow Drive
Shreveport, Louisiana 71105
(318) 798-8885 Fax (318) 798-8881
E-mail pfgcpas@aol.com


## Independent Auditor's Report

To the Stockholder of
Domestic Financial Services, Inc.

We have audited the accompanying balance sheets of Domestic Financial Services, Inc. as of April 30, 2005 and 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Domestic Financial Services, Inc. as of April 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Post & Ford

June 10, 2005
Shreveport, Louisiana

DOMESTIC FINANCIAL SERVICES, INC.

BALANCE SHEETS

FOR THE YEARS ENDED APRIL 30, 2005 AND 2004

ASSETS

| | 2005 | 2004 |
|---|---|---|
| CURRENT ASSETS | | |
| Cash on hand and in banks | $4,689 | $4,436 |
| Clearing deposit | 10,000 | 10,000 |
| Investments (Note 2) | 1,300 | 1,300 |
| Interest receivable | 27 | 11 |
| Commissions Receivable | 267 | 306 |
| TOTAL ASSETS | $ 16,283 | $ 16,053 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | 2005 | 2004 |
|---|---|---|
| CURRENT LIABILITIES | | |
| Income tax payable | $ - | $ - |
| Accounts payable | 392 | 315 |
| | 392 | 315 |
| STOCKHOLDER'S EQUITY | | |
| Common stock, $2 par, 1,000 shares authorized, 760 shares issued, 510 shares outstanding | 1,520 | 1,520 |
| Additional paid-in capital | 13,579 | 13,579 |
| Retained earnings (deficit) | 892 | 739 |
| | 15,991 | 15,838 |
| Treasury stock, 250 shares at cost | (100) | (100) |
| TOTAL STOCKHOLDER'S EQUITY | 15,891 | 15,738 |
| TOTAL LIABILITIES AND STOCKHOLDER' EQUITY | $ 16,283 | $ 16,053 |

DOMESTIC FINANCIAL SERVICES, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED APRIL 30, 2005 AND 2004

| | 2005 | 2004 |
|---|---|---|
| REVENUES | | |
| Mutual fund commissions | $11,679 | $8,068 |
| Commissions | 22,450 | 32,707 |
| Insurance commissions | 710 | 865 |
| Interest | 656 | 175 |
| Insurance Student Tuition | 1,515 | 2,030 |
| Insurance Books & Materials | - | - |
| Accountant Supervision | - | 3,675 |
| TOTAL REVENUES | $ 37,010 | $ 47,520 |
| COST AND OPERATING EXPENSES | | |
| Interest Expense | 29 | 257 |
| Commissions | 14,063 | 28,433 |
| Advertising | - | 588 |
| Regulatory fees | 8,242 | 7,286 |
| Professional fees | 2,450 | 1,080 |
| Subscriptions | - | - |
| Insurance | 467 | 990 |
| Other taxes and licenses | 625 | 1,975 |
| Travel and Entainment | - | 325 |
| Miscellaneous | 20 | 50 |
| Educational and training | 889 | 150 |
| Office expense | 9,948 | 4,323 |
| Income tax expense | 24 | 21 |
| Non-Deductable Fees | 100 | 337 |
| Total cost and operating expenses | 36,857 | 45,815 |
| NET INCOME (LOSS) | $ 153 | $ 1,705 |

The accompanying notes are an integral part of these financial statements

DOMESTIC FINANCIAL SERVICES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED APRIL 30, 2005 AND 2004

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Treasury Stock |
|---|---|---|---|---|
| **Year Ended April 30, 2004** | | | | |
| Balance beginning of year | $ 1,520 | $ 13,579 | $ (966) | $ 100 |
| Prior Period Tax Adjustment | - | - | - | - |
| Net Income (loss) for the year | - | - | 1,705 | - |
| Balance end of year | $ 1,520 | $ 13,579 | $ 739 | $ 100 |
| **Year Ended April 30, 2005** | | | | |
| Balance beginning of year | $ 1,520 | $ 13,579 | $ 739 | $ 100 |
| Prior Period Tax Adjustment | - | - | - | - |
| Net Income (loss) for the year | - | - | 153 | - |
| Balance end of year | $ 1,520 | $ 13,579 | $ 892 | $ 100 |

The accompanying notes are an integral part of these financial statements

DOMESTIC FINANCIAL SERVICES, INC.

STATEMENTS OF CASH FLOWS

FOR YEARS THE ENDED APRIL 30, 2005 AND 2004

| | 2005 | 2004 |
|---|---|---|
| NET INCOME (LOSS) FROM OPERATING ACTIVITIES | | |
| Net income (loss) | 153 | 1,705 |
| Adjustments to reconcile net income (loss) to net cash: | | |
| (Increase) decrease in current assets | 23 | (311) |
| Increase (decrease) in current liabilities | 77 | 216 |
| NET CASH FROM OPERATIONS | 253 | 1,610 |
| NET CASH FROM FINANCING ACTIVITIES | - | - |
| NET INCREASE (DECREASE) IN CASH | 253 | 1,610 |
| CASH BEGINNING OF YEAR | 4,436 | 2,826 |
| CASH END OF YEAR | $ 4,689 | $ 4,436 |

The accompanying notes are an integral part of these financial statements

DOMESTIC FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED APRIL 30, 2005 AND 2004

| | 2005 | 2004 |
| --- | --- | --- |
| Subordinated liabilities beginning of year | $ - | $ - |
| Increase in securities borrowed under subordination agreement | - | - |
| Subordinated liabilities end of year | $ - | $ - |

The accompanying notes are an integral part of these financial statements

DOMESTIC FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED APRIL 30, 2005 AND 2004

NOTES 1 - ACCOUNTING POLICIES

Domestic Financial Services, Inc. is a full service firm which acts as a fully disclosed introducing broker dealer using Southwest Securities, Inc. in Dallas, Texas to clear transactions for its clients. Direct selling agreements are maintained with the mutual fund companies whose funds are offered and sold to clients of Domestic Financial Services, Inc. Commission income is recognized on the settlement date.

The Company's accounting policies are in general conformity with the practices set forth in the "Industry Audit Guide - Audits of Brokers and Dealers in Securities" published by the American Institute of Certified Public Accountants.

Cash and Cash Equivalents:

For the purposes of cash flows, cash includes cash on hand, due from banks, and certificates of deposits.

NOTE 2 – INVESTMENTS

Investments are recorded at cost and restricted as follows:

Shares of Nasdaq stock may not be transferred except subject to all applicable laws and:

(1) with the prior written consent of Nasdaq; or

(2) until the earlier of (i) the Effective Date, or(ii) the expiration of two years following June 28, 2000 if a registration statement has not been filed with the SEC in connection with an initial public offering of shares of Common Stock during such two-year period; provided, however, that Nasdaq may elect, in its sole discretion, to further restrict the Transferability of any shares of Common Stock including, without limitations, the shares of Common Stock purchased upon exercise of any Warrants for a period of 180 days following the Effective Date by giving written notice of such election to holders of Common Stock at least 10 days prior to the Effective Date; or

(3) to a Majority Affiliate, provided that the transferor complies with all the provisions relating to a Transfer to a Majority Affiliate described under "Warrants" above.

## NOTE 3 - NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $5,000. Net capital and related net capital ratio may fluctuate on a daily basis. The net capital was approximately $14,591 at April 30, 2005 and $14,438 at April 30, 2004.

## NOTE 4 - RELATED PARTY TRANSACTIONS

The company serves as the broker-dealer for affiliated companies involving the sale of oil and gas interests to outside investors.

POST & FORD
A Corporation of Certified Public Accountants
812 Brookhollow Drive
Shreveport, Louisiana 71105
(318) 798-8885 FAX (318) 798-8881
E mail: pfgcpas@aol.com

# Independent Auditor's Report on Additional Information

To the Stockholder of
Domestic Financial Services, Inc.

Our report on our audit of the basic financial statements of Domestic Financial Services, Inc. appears on page four. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information presented in the following section of this report is presented for purposes of additional analysis and is not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Post & Ford

June 10, 2005

DOMESTIC FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL

UNDER RULE 15c3-1

FOR THE YEARS ENDED APRIL 30, 2005 AND 2004

| | | 2005 | 2004 |
|---|---|---|---|
| 1. | Total ownership equity from Balance Sheet | $15,891 | $15,738 |
| 2. | Total ownership equity qualified for Net Capital | 15,891 | 15,738 |
| 3. | Total capital and allowable subordinate liabilities | 15,891 | 15,738 |
| 4. | Deductions and/or charges: | | |
| | A. Total Nonallowable assets from Balance Sheet (Note A) | 1,300 | 1,300 |
| 5. | Net capital (Note C) | $ 14,591 | $ 14,438 |
| 6. | Minimum net capital required (6 2/3% of Aggregate indebtedness) | $ - | $ - |
| 7. | Minimum dollar net capital requirement | $ 5,000 | $ 5,000 |
| 8. | Net capital requirement (greater of line 6 or 7) | 5,000 | 5,000 |
| 9. | Excess net capital (line 5 less 8) | 9,438 | 9,438 |
| 10. | Excess net capital at 1000% (Line 5 less 10% of line 12) | $ 14,591 | $ 14,438 |
| 11. | Total A.I. Liabilities from Balance Sheet | - | - |
| 12. | Total aggregate indebtedness | $ - | $ - |
| 13. | Percentage of aggregate indebtedness to net capital (line 12 divided by line 5) | 0.00% | 0.00% |
| 14. | Percentage of debt to debt-equity total | 0.00% | 0.00% |

The accompanying notes are an integral part of these financial statements

DOMESTIC FINANCIAL SERVICES, INC.
NOTES TO SUPPLEMENTAL MATERIAL
FOR THE YEARS ENDED APRIL 30, 2005 AND 2004

## NOTE A - NONALLOWABLE ASSETS

All assets which are considered not readily convertible into cash pursuant to Rule 15c3-1 must be deducted as non-allowable assets.

## NOTE B - RULE 15c3-3 REQUIREMENTS

The Company is specifically exempted from the computation for determination of reserve requirements and possession on control requirements under Rule 15c3-3 by paragraphs K(2)(ii) and paragraph K-3. The company is a fully disclosed introducing broker dealer. It carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer and does not hold funds or securities for, or owe money or securities to customers. The Company may from time to time act as the managing broker dealer in connection with a private placement offering. Should this occur, the Company maintains a separate bank account for the exclusive benefit of its customers.

## NOTE C - RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1

| | 2005 | 2004 |
|---|---|---|
| Net capital as filed per unaudited X-17A-5 Part IIA | $ 15,891 | $ 15,738 |
| Audit adjustments of income and expense reported on Part IIA | - | - |
| Audit adjustments of non-allowable assets on Part IIA | 1,300 | 1,300 |
| Net capital per audited financial statements | $ 14,591 | $ 14,438 |

POST & FORD
A Corporation of Certified Public Accountants
812 Brookhollow Drive
Shreveport, Louisiana 71105
(318) 798-8885 FAX (318) 798-8881
E Mail: pfgcpas@aol.com

To the Board of Directors of
Domestic Financial Services, Inc.

In planning and performing our audit of the financial statements of Domestic Financial Services, Inc. for the year ended April 30, 2005 and 2004, we considered the Company's internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the company financial statements and not to provide assurance on the internal control structure.

The management of Domestic Financial Services, Inc. is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management authorization and recorded properly to permit the preparation of financial statements in accordance with the income tax basis of accounting. Because of inherent limitations in any internal control structure, errors, irregularities, or instances of non compliance may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

For the internal control structure categories, we obtained an understanding of the design of relevant policies and procedures and determined whether they have been placed in operation, and we assessed control risk.

We performed tests of controls, as required, to evaluate the effectiveness of the design and operation of internal control structure policies and procedures that we considered relevant to preventing or detecting material noncompliance. Our procedures were less in scope than would be necessary to render an opinion on internal control structure policy and procedures. Accordingly, we do not express such an opinion.

A material weakness is a condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited or that may occur, and not be detected within a timely period by employees in the normal course of performing their assigned functions. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above.

We noted one matter that we consider to be reportable condition under standards established by the American Institute of Certified Public Accountants. Reportable condition involves matters coming to our attention relating to significant deficiencies in the design or operation of the internal control structure that, in our judgment, could adversely affect the organization's ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements.

Based on the inherent limitation of control structure design due to the limited number of personnel involved in the control system, we noted an absence of segregation of duties consistent with appropriate control objectives.

However, management must consider in the design of such system the cost effectiveness of the design of such a system.

This report is intended solely for the information and use of the Board of Directors, management and appropriate regulatory agencies.

Post & Ford

Shreveport, Louisiana
June 10, 2005